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                     May 13, 2024

       Dipak Golechha
       Chief Financial Officer
       Palo Alto Networks Inc.
       3000 Tannery Way
       Santa Clara, CA 95054

                                                        Re: Palo Alto Networks
Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended January 31, 2024
                                                            File No. 001-35594

       Dear Dipak Golechha:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology